UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated December 5, 2019, announcing the granting of warrants to employees and the CFO under the Zealand Pharma employee warrant program. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

Furnished as Exhibit 99.2 is a second Company press release, also dated December 5, 2019, that discloses information on transactions in Zealand Pharma shares and/or related securities by persons discharging managerial responsibilities and/or their closely associated persons. Exhibit 99.3 provides further detail of the transaction. This relates to the granting of warrants to the CFO referenced in Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas
Name: Matthew Dallas
Title: Chief Financial Officer

Date: December 9, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 5, 2019 announcing the grant of warrants

99.2	Press release dated December 5, 2019 disclosing information about manager transactions

99.3	MDL — warrants

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